Exhibit 99.140

For Immediate Release	April 27, 2021

The Valens Company Enters US Market with Agreement to Acquire Leading CBD Company, Green Roads

Accretive acquisition more than triples total addressable market with immediate entry into US CBD market and provides access to the largest cannabinoid market in the world1

Enhances speed to market with nimble manufacturing, distribution and brand platform, and proven management team with significant pharmaceutical, consumer packaged goods and marketing experience

Strengthens Canadian market position with addition of award-winning Green Roads brand, ranked second by market share in the US CBD market as of Q3 20202

Upfront purchase of Green Roads for US$40 million equating to approximately 1.8x revenue with maximum earnout of US$20.0 million subject to achieving certain EBITDA milestones in 2022, which if fully achieved implies ~4.5x fiscal 2022E EBITDA3

Kelowna, B.C., April 27, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has entered into a definitive agreement to acquire all of the issued and outstanding shares of Green Roads and its majority owned manufacturing subsidiary (collectively, “Green Roads”) in a cash and share transaction (the “Green Roads Acquisition” or “Acquisition”) for closing consideration of US$40 million, plus up to an additional US$20 million in contingent consideration (the “Milestones Consideration”) payable upon the business achieving certain EBITDA milestones (the “Milestones”).

With the Acquisition of Green Roads, The Valens Company strengthens its capabilities to supply US domestic and global markets with an expanded product offering. Additionally, the Acquisition provides immediate entry into the US market with a trusted and leading CBD health and wellness brand with an established manufacturing and distribution platform. The Green Roads Acquisition is expected to be accretive to the Company in 2021. If all the Milestones are met in 2022, the transaction represents approximately 4.5x fiscal 2022 EBITDA. On a pro forma basis, the combination of Valens and Green Roads results in a business which generated total revenue of C$111.6M in 20204.

Green Roads is the largest privately-owned CBD company in the United States, with a focus on quality from its pharmacist-founded background. Based in South Florida, the company produces an award-winning lineup of health and wellness products using hemp-derived CBD across a variety of consumer categories such as oils, topicals, ingestibles, personal care and pet products. Additionally, Green Roads provides B2B manufacturing services for a variety of partners. Green Roads boasts a leading market share and brand platform in the US CBD industry, with an extensive distribution network consisting of over 7,000 retail stores and a robust e-commerce and marketing platform with over 30,000 five-star reviews across all its product lines. Similar to The Valens Company, Green Roads holds a deep commitment to quality control and consumer transparency, producing pharmacist-driven proprietary formulations that result in only the highest quality consumer products. Green Roads is currently one of a small number of US CBD companies that produce their products in their own cGMP facilities, a testament to their dedication to integrity and excellence.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said: “After analyzing over a hundred companies across the US CBD market, we clearly recognized the value in the Green Roads platform with its best-selling brand. Our complementary businesses, culturally aligned teams, and shared ‘it’s personal’ mission to provide consumers with high quality, innovative cannabis products led to an undeniable combination that we believe will disrupt the industry. The acquisition of Green Roads represents only the first step in our US expansion strategy as we expect to continue to unlock complementary, revenue-generating opportunities while we forge our presence and build our reputation in the world’s largest cannabinoid market. Together, The Valens Company and Green Roads make a formidable team, and the combined entity will be primed for significant growth as the global market develops.”

Strategic Highlights

The Green Roads Acquisition is expected to provide numerous strategic and financial benefits that will further The Valens Company’s goal of becoming a leading global manufacturer of cannabis consumer packaged goods with a world-class team, distribution network and product offering, including:

•	Access to the largest cannabinoid market in the world, with immediate entry into the US CBD market which is currently estimated at nearly C$6 billion.5 With exposure to the US CBD market through the Green Roads Acquisition, Valens will continue to strengthen its reputation by expanding its partnership network, actively pursuing complementary business lines and providing a potential pathway to enter the legal cannabis market if and when permissible by US federal law and subject to requirements of the TSX. Additionally, Green Roads is strategically located in Florida, which has a robust state-legal medical cannabis program.

•	Strengthened leadership with the addition of an on-the-ground highly experienced US management team with proven track records in pharmaceuticals, consumer packaged goods, e-commerce, and marketing. Additionally, the Green Roads team holds added expertise in producing and distributing high quality cannabinoid-based health and wellness products. Valens and Green Roads’ shared commitment to formulating and manufacturing best-in-class, innovative products will be bolstered by IP-sharing, continued quality control, stability, and testing protocols across all platforms in Canada and the US, in addition to various R&D and product innovation initiatives.

•	Speed to US market with owned manufacturing and co-manufacturing platform located across two Florida-based facilities already producing significant revenue. Green Roads leverages its owned cGMP manufacturing infrastructure, which includes a production facility and warehouse, in addition to outsourced co-packing services for certain product lines allowing for lower overall capital commitments and increased flexibility to enter new consumer verticals. Green Roads’ scalable manufacturing infrastructure is expected to provide Valens with the agility to capitalize on future US opportunities with the potential to integrate its core expertise and proprietary extraction and manufacturing technologies into the existing value chain.

•	Expanded product portfolio with a wide range of high-margin products spanning across major wellness categories, including oils, ingestibles, topicals, pet products, capsules, and soft gels. Green Roads’ product portfolio also includes a collection of uniquely formulated products such as hemp flower coffee and line of functional gummies that target sleep, stress, and immune support. Valens plans to introduce Green Roads’ award-winning formulations to the Canadian market which is expected to drive market share in the health and wellness vertical where the Company intends to be a market leader.

•	Enhanced distribution network and established brand loyalty, with a strong retail presence and robust direct-to-consumer e-commerce platform averaging 9,000 orders per month. With its differentiated, pharmacist-formulated products and unparalleled focus on the end user, Green Roads has secured sell-in at various major retail chains and an extensive network of independent retailers across the US. The company’s US distribution capabilities are expected to grow as consumer acceptance of CBD as a wellness product increases with additional FDA guidance and as incoming larger players, such as major CPG companies, add legitimacy to the sector. Valens will seek to replicate Green Roads’ brand success in the Canadian market as the Company begins manufacturing and distributing these branded products across its newly strengthened domestic distribution network.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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•	Growing global presence, with Green Roads’ products already being sold in over seven countries. With the addition of Green Roads’ product portfolio, Valens expects to unlock additional global distribution capabilities, particularly in the Asia-Pacific region through its partnership with Cannvalate where medicinal markets continue to mature, and product variety broadens. Together The Valens Company and Green Roads will continue to advocate for standardized testing and quality standards to promote consumer transparency on a global level.

•	Aligned corporate branding, with a shared passion and ‘it’s personal’ objective among each team to bring purposeful products to the world. In unison, The Valens Company and Green Roads will continue to further their common goal of demonstrating the transformative potential of cannabis and creating exceptional products with the end user top of mind.

Dale Baker, President & Chief Operating Officer of Green Roads, said: “Since its inception, Green Roads has led the US CBD industry with a ‘people first’ philosophy, producing what we view as the highest quality products while putting consumer protection and education at the forefront. With this transaction, we are able to further this mission and grow our community by reaching new markets, consumers and partners both north of the border and globally with one of the most trusted leaders in the cannabis consumer packaged goods manufacturing space. Together with Valens the growth opportunity is unmatched, and we look forward to working with the team to strengthen our leadership in the health and wellness category in North America and beyond.”

Transaction Details

The purchase price payable on closing is US$40.0 million, including the issuance of approximately US$25.4 million in common shares of the Company (the “Common Shares”) and up to US$14.6 million in cash. In addition, up to US$20.0 million in either Common Shares or cash subject to the Company achieving certain EBITDA Milestones. Share consideration will be issued at the 30-day VWAP as of close on Friday April 23, 2021 at an indicative price of $2.5088.

The Green Roads Acquisition remains subject to approval from the Toronto Stock Exchange and customary conditions and approvals, including Valens’ lender approval. The Common Shares issued in connection with the Green Roads Acquisition will be subject to lock-up restrictions. The vendors are each arm’s length parties to the Company. This transaction has been approved by the Company’s Board of Directors and is expected to close in June 2021.

Advisors

Stikeman Elliott LLP and Foley Hoag LLP are acting as legal counsel to The Valens Company and Stifel GMP is acting as its exclusive financial advisor. Greenberg Traurig LLP is acting as legal counsel to Green Roads and Cowen is acting as its exclusive financial advisor.

Conference Call & Webcast Presentation

The Valens Company will host a conference call and webcast concurrently with an accompanying presentation to discuss the Green Roads Acquisition on Wednesday April 28, 2020, at 11:00 AM ET / 8:00 AM PT.

Toll-Free: 1-888-664-6392

Toll / International: 1-416-764-8659

Conference ID#: 65038151

Webcast Link

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Please visit the webcast link at least 15 minutes prior to the presentation to register, download, and install any necessary audio software. An archived replay of the webcast presentation will be available on the Valens investor page of the Company website at https://thevalenscompany.com/investors/. The accompanying presentation deck can be found at this link.

At Valens (and Green Roads), it’s Personal.

Sources:

1 Statistics Canada, Brightfield Group

2 Brightfield Group

3 Based on Green Roads’ unaudited financials for 2020. USD/CAD exchange rate of 1.25 as of April 23, 2021, where applicable.

4 Based on Green Roads’ unaudited financials for 2020. USD/CAD exchange rate of 1.25 as of April 23, 2021, where applicable.

5 Brightfield Group

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Green Roads

Green Roads is an award-winning company that produces high-quality wellness products using hemp-derived CBD and other beneficial cannabinoids. Through premium CBD oils, edibles, soft gels, capsules, topicals, coffee, and more, Green Roads is on a mission to help every person find the healthiest version of themselves through the power of plants. Green Roads is unique in that it is one of a very small number of CBD brands that produce their own products in their own cGMP facility. Green Roads products are sold in over 7,000 retail locations and online at greenroads.com. In 2019 the award-winning company was ranked as the largest privately-owned CBD company in the U.S.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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